UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Churchill Capital Corp IV
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

171439201
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171439201	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON Churchill Sponsor IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 171439201	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON M. Klein Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 171439201	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Michael Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 171439201	SCHEDULE 13G	Page 5 of 9

Item 1(a).	Name of Issuer:

Churchill Capital Corp IV

Item 1(b).	Address of Issuer’s Principal Executive Offices:

640 Fifth Avenue, 12th Floor
New York, NY 10019

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1. Churchill Sponsor IV LLC
2. M. Klein Associates, Inc.
3. Michael Klein

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

640 Fifth Avenue, 12th Floor
New York, NY 10019

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

171439201

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

CUSIP No. 171439201	SCHEDULE 13G	Page 6 of 9

Item 4.	Ownership

Churchill Sponsor IV LLC (“Churchill Sponsor”) directly owns 51,750,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer, which are convertible into the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”). Such shares may be deemed to be indirectly owned by M. Klein Associates, Inc. (“M. Klein Associates”), which is the managing member of Churchill Sponsor, and Michael Klein, who is the sole stockholder of M. Klein Associates.  As a result of these relationships, each of Churchill Sponsor, M. Klein Associates and Mr. Klein may be deemed to have or share beneficial ownership of the securities held directly by Churchill Sponsor. Each of Churchill Sponsor, M. Klein Associates and Mr. Klein disclaim beneficial ownership of such securities except to the extent of their direct ownership.

In addition to the securities reported on the cover pages hereto, Churchill Sponsor also directly owns 42,850,000 private placement warrants to purchase 42,850,000 shares of Class A Common Stock. The warrants become exercisable beginning on the later of August 3, 2021 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 207,000,000 shares of Class A Common Stock and 51,750,000 shares of Class B Common Stock outstanding as of November 9, 2020, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2020, and assumes conversion of all Class B Common Stock into Class A Common Stock.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

CUSIP No. 171439201	SCHEDULE 13G	Page 7 of 9

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 171439201	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Churchill Sponsor IV LLC
By:	M. Klein Associates, Inc., its manager

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer

M. Klein Associates, Inc.

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer

Michael Klein

By:	/s/ Michael Klein
Name:	Michael Klein

CUSIP No. 171439201	SCHEDULE 13G	Page 9 of 9

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 16, 2021, by and among Churchill Sponsor IV LLC, M. Klein Associates, Inc. and Michael Klein

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.

Date: February 16, 2021

Churchill Sponsor IV LLC
By:	M. Klein Associates, Inc., its manager

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer

M. Klein Associates, Inc.

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer

Michael Klein

By:	/s/ Michael Klein
Name:	Michael Klein